

07006422



SEC MAIL PROCESSING
RECEIVED
MAY - 7 2007
WASH, D.C. 186 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BGB Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 N. Glebe Road, Suite 1040
(No. and Street)

Arlington,	VA	22201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Berno 703-528-7788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company LLP
(Name – *if individual, state last, first, middle name*)

1430 Spring Hill Road, Suite 300	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 10 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Berno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BGB Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title



Notary Public

My Commission Expires January 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BGB SECURITIES, INC.
1100 N. Glebe Road, Suite 1040
Arlington, VA 22201
(703)528-7788
FAX (703)528-1395


SEC MAIL PROCESSING
RECEIVED
MAY - 7 2007
WASH, D.C.
186
SECTION

April 30, 2007

Mr. Robert F. Zsembik
Supervisor of Examiners
NASD
Philadelphia District Office
1835 Market Street, Suite 1900
Philadelphia, PA 19103-2929

Re: BGB Securities, Inc. Annual Filing of Audited Financial Statements

Dear Mr. Zsembik:

I am writing in response to your letter dated April 18, 2007. Your letter acknowledges receipt of our firm's 2006 audited financial statements, but states that the filing is deficient because it did not contain a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

Our firm is exempt from SEC Rule 15c3-3, and the following statement details the basis under which we claim an exemption:

BGB Securities, Inc., as an introducing broker/dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer (National Financial Services LLC), and promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

I have also included a new completed Form X-17A-5 Part III Facing Page with this submission.

If you have any further questions about this matter, please feel free to contact me at (703)528-7788.

Sincerely,

William S. Berno

William S. Berno
Managing Director

END